UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WMI Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92936P100

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,465,629

	8	Shared Voting Power 0

	9	Sole Dispositive Power 71,465,629

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,465,629

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,465,629

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 92936P100

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,465,629

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,465,629

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,465,629

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.1%

14	Type of Reporting Person (See Instructions) IN

 Item 1.                              Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of WMI Holdings Corp., a Washington corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1201 Third Avenue, Suite 3000, Seattle, Washington 98101.

Item 2.                                 Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(ii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(iii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(iv) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(v) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(vi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(vii) Henry R. Kravis, a United States citizen; and

(viii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (viii) are collectively referred to herein as the “Reporting Persons”).

KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.  Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

Each of Todd A. Fisher, William J. Janetschek and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group and an officer of KKR Management.

Each of Messrs. Fisher, Janetschek and Sorkin is a United States citizen.

(b)                                 The address of the principal business office of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Fisher, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Considerations.

A total of $22,572,192 was paid by the Reporting Persons to acquire the securities purchased pursuant to the Investment Agreement (as defined below).  The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.                                 Purpose of Transaction.

On January 30, 2014, the Issuer entered into (i) an investment agreement (the “Investment Agreement”) with KKR Fund Holdings and, for limited purposes, KKR Management Holdings L.P., an affiliate of the Reporting Persons (“KKR Management”), (ii) an investor rights agreement with KKR Fund Holdings, and (iii) a note purchase agreement (the “Note Purchase Agreement”), with the guarantors party thereto and KKR Management.  Each of the agreements identified above is described more fully in Item 6 below.

On December 19, 2014, the Issuer entered into a Purchase Agreement (the “December 2014 Purchase Agreement”) with Citigroup Global Markets Inc. (“Citi”) and KKR Capital Markets LLC (“KCM”), an affiliate of KKR Fund Holdings and KKR Management Holdings L.P.  Pursuant to the December 2014 Purchase Agreement, the Issuer agreed to issue and sell to Citi and KCM an aggregate of 600,000 shares of the Issuer’s 3.00% Series B Convertible Preferred Stock (the “Series B Preferred Stock”), at a price of $1,000 per share, or aggregate gross proceeds of $600 million (the “Offering”).  On January 5, 2015 (the “Issue Date”), the Offering closed.  In the Offering, KKR Wand Investors L.P., a Delaware limited partnership and affiliate of KCM, purchased 200,000 shares of Series B Preferred Stock.  KKR Wand GP LLC, a Delaware limited liability company, is the general partner of KKR Wand Investors L.P.  KKR Wand GP LLC is a wholly-owned subsidiary of KKR Fund Holdings L.P.

On each date the Issuer closes any Acquisition (as defined below), the number of outstanding shares of Series B Preferred Stock having an aggregate liquidation preference equal to the net proceeds of the Offering utilized in such Acquisition, on a pro rata basis, will automatically convert into Common Stock.  The Series B Preferred Stock shall convert into a number of shares of Common Stock equal to the $1,000 liquidation preference amount divided by a conversion price equal to the lesser of: (a) $2.25, and (b) the average of daily volume weighted average prices of the Common Stock during the 20 trading day period ending on the trading day immediately preceding the public announcement by the Issuer that it has entered into a definitive agreement for such Acquisition, subject to a floor of $1.75 per share.  Additionally, if the Issuer closes a Qualified Acquisition (as defined below), each outstanding share of Series B Preferred Stock will automatically convert into Common Stock in the manner described above.

If at any time when shares of Series B Preferred Stock are outstanding there is a post-closing covenant default by the Issuer within 180 days after the Issue Date, or upon a change of control (each a “Put Event”), each Series B Preferred Stock holder shall have a right, at such holder’s option, to require the Issuer to repurchase all, or fewer than all, of such holder’s Series B Preferred Stock, at a price equal to: (x) in the event of a post-closing covenant default, $1,000 per share, plus accrued and unpaid dividends, if any, whether or not declared, or (y) in the event of a change of control, $1,750 per share, plus accrued and unpaid dividends, if any, whether or not declared.

If any Series B Preferred Stock has not automatically converted into Common Stock or been repurchased, as described above, by January 5, 2018, the outstanding Series B Preferred Stock shall be redeemed at a price equal to $1,000 per share, plus accrued and unpaid dividends, if any, whether or not declared.

The Series B Preferred Stock holders have no optional right to convert the Series B Preferred Stock into Common Stock.  Therefore, the Reporting Persons disclaim beneficial ownership of any of the shares of Common Stock underlying the Series B Preferred Stock held by KKR Wand Investors L.P.

For purposes of the automatic conversion of the Series B Preferred Stock, “Acquisition” means any acquisition by the Issuer or any of its direct or indirect wholly-owned subsidiaries, in a single transaction or a series of transactions, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all the equity interests in, or a business line, unit or division of, any person, and “Qualified Acquisition” means an Acquisition that, taken together with prior Acquisitions (if any), collectively utilizes aggregate net proceeds of the Offering of $450 million.

The foregoing description of the terms of the December 2014 Purchase Agreement is qualified in its entirety by reference to the full text of the December 2014 Purchase Agreement, which is included as Exhibit C to this Schedule 13D and is incorporated herein by reference.  The foregoing description of the terms of the Series B Preferred Stock is qualified in its entirety by reference to the full text of the Series B Preferred Stock Certificate of Designations, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement and its related transaction documents and the December 2014 Purchase Agreement and other agreements entered into on December 19, 2014 (collectively, “Transaction Documents”), each of which is described further below, which have some restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Transaction Documents, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Transaction Documents, as stockholders, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

The information set forth in Item 6 of this Statement, including the description of the Transaction Documents, is incorporated herein by reference.

On March 13, 2014, KKR Fund Holdings entered into an agreement (the “Observer Agreement”) with the Issuer and Tagar Olson (“Mr. Olson”), Member and Head of Financial Services of Kohlberg Kravis Roberts & Co. L.P.  Pursuant to the Observer Agreement, KKR Fund Holdings was given the right to designate one representative to attend meetings of the Board of Directors of the Issuer (the “Board”) and committees of the Board as a non-voting observer. KKR Fund Holdings designated Mr. Olson to serve as its designated observer. Mr. Olson may be excluded from such meetings (or portions thereof) pursuant to the terms and conditions of the Observer Agreement.  KKR Fund Holdings’ right to appoint an observer may be terminated immediately upon the sole determination of a majority of the Board.

The Issuer has covenanted that within 180 days of the Issue Date, it shall reincorporate from Washington to Delaware, which would result in, among other things, the increase of the size of its Board from 7 to up to 11 members (collectively, the “Reincorporation”).  Following the Reincorporation, Tagar Olson and Paul Raether, each a designee of KKR, will join the Board.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, subject to the terms of the Investment Agreement and other related transaction documents, the foregoing is subject to change at any time.

Item 5.                                 Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially own an aggregate of 71,465,629 shares of Common Stock, which represent, in the aggregate, approximately, 26.1% of the outstanding shares of Common Stock.  The 71,465,629 shares of Common Stock consist of 1,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) held directly by KKR Fund Holdings convertible into 10,065,629 shares of Common Stock, and warrants exercisable for 61,400,000 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 202,343,245 shares of Common Stock outstanding as of November 5, 2014, as reported by the Issuer on its Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 7, 2014, and assumes that all 71,465,629 shares underlying such Series A Preferred Stock and warrants have been converted or exercised, as applicable, and are outstanding.

Each of KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Fund Holdings, and each disclaims beneficial ownership of the securities.

None of Messrs. Fisher, Janetschek and Sorkin beneficially owns any shares of Common Stock.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of Common Stock since December 1, 2013.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

Pursuant to the terms and conditions of the Investment Agreement, the Issuer has sold to KKR Fund Holdings 1,000,000 shares of the Series A Preferred Stock having the terms, rights, obligations and preferences contained in a certificate of designation of the Issuer (the “Certificate of Designation”) for a purchase price equal to $11,072,192 and has issued to KKR Fund Holdings warrants to purchase, in the aggregate, 61,400,000 shares of Common Stock, 30,700,000 of which have an exercise price of $1.32 per share and 30,700,000 of which have an exercise price of $1.43 per share (together, the “Warrants”).  The aggregate purchase price for the Warrants was $11,500,000.

The Series A Preferred Stock has rights substantially similar to those associated with the Common Stock, with the exception of a liquidation preference, conversion rights and customary anti-dilution protections. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $1.00 per $1 million face amount plus declared but unpaid dividends on the underlying Common Stock of the Issuer and (ii) the amount that the holder would be entitled to in a relevant transaction had the Series A Preferred Stock been converted to Common Stock. The Series A Preferred Stock is convertible at a conversion price of $1.10 per share into shares of Common Stock either at the option of the holder or automatically upon transfer by KKR Fund Holdings to a non-affiliated party. Further, KKR Fund Holdings, as the holder of the Series A Preferred Stock and the Warrants, has received other rights pursuant to the Investor Rights Agreement as described below.

The Warrants have a five-year term from the date of issuance and are subject to customary adjustment provisions for stock splits, combinations, recapitalizations and other similar transactions.

The foregoing description of the terms of the Investment Agreement is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit E to this Schedule 13D and is incorporated herein by reference.  The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by reference to the full text of the Certificate of Designations, which is included as Exhibit F to this Schedule 13D and is incorporated herein by reference.  The foregoing description of the terms of the Warrants is qualified in its entirety by reference to the full text of the forms of the Tranche A Warrant and Tranche B Warrant, which are included as Exhibits G and H, respectively, to this Schedule 13D and are incorporated herein by reference.

Investor Rights Agreement

KKR Fund Holdings’ rights as a holder of the Series A Preferred Stock and the Warrants, and the rights of any subsequent holder that is an affiliate of KKR Fund Holdings (together with KKR Fund Holdings, the “Holders”) are governed by the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, for so long as the Holders own 50% of the Series A Preferred Stock issued to the Holders as of January 30, 2014 (or the underlying Common Stock), the Holders will have the right to appoint one of seven directors to the Board.  If the Issuer increases the size of its Board without KKR Fund Holdings’ consent, the Holders will have the right to appoint two directors in total to the Board.

Additionally, until January 30, 2017, the Holders will have the right to purchase up to 50% of any future equity rights offerings or other equity issuance by the Issuer on the same terms as the equity issued to other investors in such transactions, in an aggregate amount of such offerings and issuances by the Issuer of up to $1 billion (the “Participation Rights”), subject to certain exceptions. Holders’ aggregate beneficial ownership of equity securities of the Issuer after giving effect to any equity issuances (and on a pro forma basis after taking into account any acquisitions) shall at no time exceed 42.5% of the equity securities of the Issuer without the prior written consent of the Issuer. Except for the foregoing Participation Rights and the issuance of Common Stock in respect of the Warrants and the Series A Preferred Stock, KKR Fund and its affiliates shall not purchase or acquire any equity securities of the Issuer or its subsidiaries without the Issuer’s prior written consent, subject to certain exceptions.

In connection with the issuance of the Series A Preferred Stock and the Warrants, KKR Fund Holdings and its affiliates have agreed that, until December 31, 2016, they will not:

i. request the call of a special meeting of the shareholders of the Issuer; seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Issuer; seek the removal of any director from the Board; or make any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or solicit any written consents of shareholders with respect to any matter;

ii. form or join or participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), with respect to any voting securities of the Issuer;

iii. make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including filing reports with the SEC) (x) in support of any solicitation described in clause (i) above, or (y) negatively commenting upon the Issuer;

iv. except pursuant to any exercise of any Warrant, the conversion of the Series A Preferred Stock, or the exercise of the Participation Rights, acquire, agree or seek to acquire, beneficially or otherwise, any voting securities of the Issuer (other than securities issued pursuant to a plan established by the Board for members of the Board, a stock split, stock dividend distribution, spin-off, combination, reclassification or recapitalization of the Issuer and its Common Stock or other similar corporate action initiated by the Issuer);

v. enter into any discussions, negotiations, agreements or undertakings with any person with respect to the foregoing or advise, assist, encourage or seek to persuade others to take any action with respect to the foregoing, except pursuant to mandates granted by the Issuer to raise capital by the Issuer to KKR Capital Markets LLC and its affiliates; or

vi. short any of the Issuer’s common stock or acquire any derivative or hedging instrument or contract relating to the Issuer’s common stock.

Notwithstanding the above, the KKR Fund Holdings and its affiliates shall be entitled to make any disclosure required by securities or similar disclosure laws.

In the event that any shareholder or group of shareholders other than KKR Fund Holdings calls a shareholder meeting or seeks to nominate nominees to the Board, then KKR Fund Holdings shall not be restricted from calling a shareholder meeting in order to nominate directors as an alternative to the nominees nominated by such shareholder or group, provided that KKR Fund Holdings shall not nominate or propose a number of directors to the Board that is greater than the number of directors nominated or proposed by such shareholder or group.

The Investor Rights Agreement also provides the Holders with registration rights, including long form demand registration rights, short form demand registration rights and customary piggyback registration rights with respect to Common Stock (and Common Stock underlying the Series A Preferred Stock and the Warrants), subject to certain minimum thresholds, customary blackout periods and lockups of 180 days.

For as long as the Holders beneficially own any shares of Common Stock or Series A Preferred Stock or any of the Warrants, the Issuer has agreed to provide certain information rights, including providing the Holders with regular audited and unaudited financial statements and to allow the Holders or their representatives to inspect the Issuer’s books and records. Additionally, for as long as KKR Fund Holdings or any of its affiliates has the right to appoint a member to the Board, the Issuer shall provide to KKR Fund Holdings all information that is provided to the Board at substantially the same time at which such information is first made available to the Board.

As described below under “Note Purchase Agreement,” in certain circumstances KKR Management may refuse to purchase Subordinated Notes. Upon the occurrence of KKR Management’s refusal, pursuant to and in accordance with the terms and conditions of the Note Purchase Agreement, to purchase Subordinated Notes, Holders will automatically forfeit a percentage of the Warrants.

The foregoing description of the terms of the Investor Rights Agreement is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit I to this Schedule 13D and is incorporated herein by reference.

Note Purchase Agreement

Pursuant to the terms and conditions of the Note Purchase Agreement, KKR Management has committed to purchase up to $150 million aggregate principal amount (at issuance) of subordinated 7.50% PIK notes (the “Subordinated Notes”) from the Issuer.

The Subordinated Notes may be issued by the Issuer, at the Issuer’s option, in one or more tranches over a three year period, subject to certain terms and conditions.  KKR Management may refuse to purchase Subordinated Notes from the Issuer in the event that a third party (other than KKR Management or any of its affiliates) (i) has completed a successful proxy contest against the Issuer or (ii) has publicly initiated or threatened to initiate a proxy contest and, in connection therewith, such third party is granted the right to designate more than one nominee to the Board.  Upon such refusal, the Holders will automatically forfeit a percentage of the Warrants described above.

Each Subordinated Note will mature on the date that is seven years from the date that the initial Subordinated Note is first issued (the “Initial Issue Date”). Interest on the Subordinated Notes is due semi-annually and will be paid entirely by capitalizing accrued and unpaid interest on each interest payment date and adding the same to the principal amount of the Subordinated Notes then outstanding. Following an increase in the principal amount of the outstanding Subordinated Notes as a result of the capitalization of accrued interest, interest will accrue on such increased principal amount from and after the date of such interest capitalization.  The Subordinated Notes will be unsecured obligations of the Issuer that rank junior to the Issuer’s existing and future senior indebtedness.

On and after the date that is three years after the Initial Issue Date, the Subordinated Notes may be redeemed by the Issuer, in whole or in part, at the redemption prices set forth in the Note Purchase Agreement (ranging from 100% to 103.75%), plus accrued and unpaid interest thereon, if any, to the applicable redemption date

Prior to the date that is three years after the Initial Issue Date, the Subordinated Notes may be redeemed by the Issuer, in whole or in part, at a redemption price equal to 100% of the principal amount of Subordinated Notes redeemed plus a “make whole” premium calculated in the manner set forth in the Note Purchase Agreement.

Subject to the terms of the Note Purchase Agreement, the Note Purchase Agreement contains covenants that, among other things, limit the Issuer and the Issuer’s restricted subsidiaries ability to, among other things, (a) incur additional indebtedness; (b) pay dividends or make other distributions, (c) purchase, redeem or retire the capital stock of the Issuer, (d) pay, purchase or redeem, prior to scheduled maturity, certain subordinated obligations, (e) make certain restricted investments; (f) enter into transactions with affiliates; and (g) dispose of assets; and consolidate, merge or sell all or substantially all of the Issuer’s assets.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is included as Exhibit J to this Schedule 13D and is incorporated herein by reference.

On December 19, 2014, the parties to the Note Purchase Agreement entered into an amendment and waiver to the Note Purchase Agreement (the “NPA Amendment”).  The NPA Amendment has the effect of terminating the Note Purchase Agreement immediately following the consummation of the Reincorporation.  The NPA Amendment also waives any and all defaults, events of default and rights to terminate the Note Purchase Agreement arising as a result of the Offering and permits the performance of, and compliance with, all of the terms of the Series B Preferred Stock. Unless and until the Reincorporation is consummated, the Note Purchase Agreement will remain in effect, subject to its terms as amended by the NPA Amendment.

The foregoing description of the terms of the NPA Amendment is qualified in its entirety by reference to the full text of the NPA Amendment, which is included as Exhibit K to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

On December 19, 2014, the KKR Fund Holdings entered into a Voting Agreement and Proxy with the Issuer (the “Voting Agreement”).  Pursuant to the Voting Agreement, KKR Fund Holdings agreed to vote and has provided a proxy to vote all shares of its Series A Convertible Preferred Stock, Series B Preferred Stock and Common Stock that it holds on the record date for such vote in favor of the Reincorporation.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit L to this Schedule 13D and is incorporated herein by reference.

KKR Side Letter

On December 19, 2014, the Issuer entered into a Letter Agreement (the “Side Letter”) with KKR Fund Holdings and KKR Management Holdings L.P.  Pursuant to the Side Letter, KKR Fund Holdings and KKR Management Holdings L.P. agreed, as applicable, not to (i) convert any or all of the Series A Preferred Stock, (ii) exercise the right to acquire Common Stock of the Issuer, in whole or in part, under any of the Warrants, or (iii) offer, sell, assign, transfer, or otherwise dispose of any of the Series A Preferred Stock or Warrants, in either case until on or after March 20, 2015.

The foregoing description of the terms of the Side Letter is qualified in its entirety by reference to the full text of the Side Letter, which is included as Exhibit M to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On January 5, 2015, in connection with the Offering and pursuant to the December 2014 Purchase Agreement, the Issuer, Citi and KCM (KCM, together with Citi, the “Initial Purchasers”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, subject to certain conditions, the Issuer will use its reasonable efforts to (i) file a shelf registration statement covering resales of the Common Stock issuable upon mandatory conversion of the Series B Preferred Stock no later than six months after the Issue Date; (ii) file a shelf registration statement covering resales of the Series B Preferred Stock pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) no later than one year after the Issue Date; and (iii) cause each of these shelf registration statements to be declared effective under the Securities Act.

The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit N to this Schedule 13D and is incorporated herein by reference.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of January 7, 2015, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C

December 2014 Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit D

Series B Preferred Stock Certificate of Designation (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Investment Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F

Certificate of Designation (filed with the Issuer’s Amended and Restated Articles of Incorporation as Exhibit 3.1 to the Issuer’s Form 10-K filed with the SEC on March 14, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G

Form of Tranche A Warrant (filed as Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit H

Form of Tranche B Warrant (filed as Exhibit 4.4 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit I

Investors Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit J

Note Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit K	NPA Amendment (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit L	Voting Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit M	Side Letter (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit N

Registration Rights Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

By:	KKR Group Holdings L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated as of January 7, 2015, by and among the Reporting Persons.

Exhibit B	Powers of Attorney

Exhibit C

December 2014 Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit D

Series B Preferred Stock Certificate of Designation (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Investment Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F

Certificate of Designation (filed with the Issuer’s Amended and Restated Articles of Incorporation as Exhibit 3.1 to the Issuer’s Form 10-K filed with the SEC on March 14, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G

Form of Tranche A Warrant (filed as Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit H

Form of Tranche B Warrant (filed as Exhibit 4.4 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit I

Investors Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit J

Note Purchase Agreement (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on January 31, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit K	NPA Amendment (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit L	Voting Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit M	Side Letter (filed as Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on December 19, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit N

Registration Rights Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on January 5, 2015). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.